Filed by Kayne Anderson Energy Development Company

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Kayne Anderson MLP Investment Company

Commission File No. 811-21593

Kayne Anderson Energy Development Company

Commission File No. 811-22435

Proposed Merger of KYN and KED

Frequently Asked Questions

While this Q&A has been provided for your convenience, it is recommended that you read the complete joint proxy statement/prospectus when available.

Q: What is being proposed?

A: On February 15, 2018, KA Fund Advisors, LLC (“Kayne Anderson”) announced the proposed merger of Kayne Anderson Energy Development Company (NYSE: KED) with and into Kayne Anderson MLP Investment Company (NYSE: KYN) in a non-taxable transaction (the “Merger”), subject to approval of KED’s stockholders.

Q: Why is the Merger being recommended by the Board of Directors?

A: The Board of Directors of each company has approved the Merger because they have determined that it is in the best interests of each company and its stockholders. In making this determination, the Board of Directors of each company considered 1) the expected benefits of the transaction for each company (as outlined in more detail below) and 2) the fact that both companies have very similar investment objectives and investment strategies. As of January 31, 2018, each company had over 98% of its long-term investments invested in Midstream MLPs and other Midstream Energy Companies. The combined company will pursue KYN’s investment objective of obtaining a high after-tax total return by investing at least 85% of total assets in energy-related MLPs and their affiliates and other Midstream Energy Companies.

Q: What are the benefits of the Merger?

A: After careful consideration, the Board of Directors of each company believes that the Merger will benefit the stockholders of the companies for the following reasons:

•	Cost savings through elimination of duplicative expenses and greater economies of scale

It is anticipated that the combined company would have a lower expense level with estimated aggregate cost savings of approximately $1.5 million annually, the majority of which is expected to be attributable to reduced operating costs. Because the Merger is expected to be completed during the third quarter of fiscal 2018, and because there are expenses associated with the Merger, the full impact of these cost savings will not be entirely recognized this year. We expect the combined company to realize the full benefit of these costs savings during fiscal 2019. The companies incur operating expenses that are fixed (e.g., board fees, printing fees, legal and auditing services) and operating expenses that are variable (e.g., administrative and custodial services that are based on assets under management). Many of these fixed expenses are duplicative between the companies and can be eliminated as a result of the Merger. There will also be an opportunity to reduce variable expenses by taking advantage of greater economies of scale. As a result of these cost savings, it is expected that KED will enjoy significantly lower operating costs as a percentage of total assets. The Merger should also result in modestly lower operating costs as a percentage of total assets for existing KYN stockholders.

•	Potential cost savings as a result of reduced management fees

Kayne Anderson has agreed to revise its management fee waiver agreement with KYN as part of the Merger. This revised fee waiver will lower the effective management fee that KYN pays as its assets appreciate. The table below outlines the current and proposed management fee waivers.

KYN Assets		Impact of Proposed Waiver	Management Fee Waiver	Incremental Management Fee
Current Fee Waiver	Proposed Fee Waiver
$0 to $4.5 billion	$0 to $4.0 billion		0.000%	1.375%
$4.5 billion to $9.5 billion	$4.0 billion to $6.0 billion	$0.5 billion lower	0.125%	1.250%
$9.5 billion to $14.5 billion	$6.0 billion to $8.0 billion	$3.5 billion lower	0.250%	1.125%
Greater than $14.5 billion	Greater than $8.0 billion	$6.5 billion lower	0.375%	1.000%

Kayne Anderson has also agreed to waive an amount of management fees (based on assets under management at closing) such that the pro forma fees payable to Kayne Anderson are not greater than the aggregate management fees payable if KYN and KED remained stand-alone companies. This waiver will last for three years and is currently estimated to be approximately $0.1 million per year. The new fee waivers would be effective at the time the Merger closes.

•	Merger expected to be accretive to KYN’s net distributable income and KED’s distribution level

The Merger is expected to be accretive to KYN’s net distributable income (or NDI) per share, in part due to the anticipated cost savings from the transaction. In connection with the Merger, KYN announced its intention to pay a distribution at its current annualized rate of $1.80 per share over the next 12 months. Based on this distribution level, the Merger is expected to be accretive to the distribution received by KED’s common stockholders by approximately 12 cents on an annualized basis (~8% accretive). This estimate is based on the relative net asset value (or NAV) per share of the companies as of February 14, 2018 (which would result in an exchange ratio of approximately 0.96).

•	KED’s stockholders should benefit from the larger asset base of the combined company, which may provide greater financial flexibility

The larger asset base of the combined company relative to KED may provide greater financial flexibility. In particular, as a larger entity, KED’s stockholders will benefit from the combined company’s access to more attractive leverage terms (i.e., lower borrowing costs on debt and preferred stock) and a wider range of alternatives for raising capital to grow the company.

•	KED’s stockholders could benefit from enhanced market liquidity and potential for improved trading relative to NAV per share

The larger equity market capitalization of the combined company relative to KED will provide an opportunity for enhanced market liquidity over the long-term. Greater market liquidity may lead to a narrowing of bid-ask spreads and reduce price movements on a trade-to-trade basis. The table below illustrates the equity market capitalization and average daily trading volume for each company on a standalone basis as well as for the combined company. KED stockholders will be part of a much larger company with significantly higher trading volume. KED’s Board of Directors also considered the fact that KYN has historically traded at a premium to NAV per share whereas KED has historically traded at a discount to NAV per share. For example, over the last three years, KYN has traded at an average premium to NAV of 2.5%, and KED has traded at an average discount to NAV of 2.8%.

	KYN	KED	Pro Forma Combined Company
Equity capitalization ($ in millions)	$2,129	$187	$2,316
Average Daily Trading Volume(1)	837	66	NA

As of 2/14/2018.

(1) 90-day average trading volume in thousands of shares.

Q: Why is KYN changing its name to Kayne Anderson MLP/Midstream Investment Company?

A: KYN is changing its name to Kayne Anderson MLP/Midstream Investment Company because management and the Board of Directors believe this change is consistent with recent trends in the midstream sector, with an increasing amount of midstream assets being held by Midstream Energy Companies that are not structured as MLPs (“Midstream C-Corps”). Changing KYN’s name increases its flexibility to invest in securities issued by all types of Midstream Energy Companies. Without this change, KYN would be required to hold at least 80% of its portfolio in MLPs and would not be able to hold more than 20% of its investments in Midstream C-Corps. This name change will be effective on the date specified in the joint proxy statement/prospectus, which will be at least 60 days after such document is mailed to stockholders.

Q: What distributions will KYN and KED pay to common stockholders?

A: KYN intends to pay a distribution at its current annualized rate of $1.80 per share over the next 12 months. KYN will continue to pay distributions on a quarterly basis until the Merger closes and intends to begin paying distributions on a monthly basis shortly thereafter (expected to commence in September

2018). KED intends to pay a distribution at its current annualized rate of $1.60 per share ($0.40 per quarter) until the Merger closes. Payment of future distributions by either KYN or KED is subject to the approval of such company’s Board of Directors.

Q: Why is KYN providing guidance on the distribution it intends to pay over the next 12 months?

A: Kayne Anderson believes that investors will benefit from increased visibility on KYN’s distribution over the next 12 months in considering the Merger.

Q: Why is KYN converting to monthly distribution payments?

A: Kayne Anderson believes many investors will benefit from more frequent distribution payments.

Q: What impact will the Merger have on leverage levels?

A: The amount of leverage as a percentage of total assets following the Merger is not expected to significantly change from that of each company’s standalone leverage levels. The table below illustrates the leverage of each company on both a standalone and pro forma basis.

($ in millions)	KYN	KED	Pro Forma Combined Company
Total Debt	$806	$72	$878
Mandatory Redeemable Preferred Stock	$292	$25	$317

Leverage	$1,098	$97	$1,195
Leverage as % of total assets	29%	30%	29%

As of 1/31/2018

Q: How will the Merger affect me?

A: KYN stockholders will remain stockholders of KYN. KED stockholders will become stockholders of KYN. The Merger is not expected to be taxable to stockholders of either KYN or KED, and KED stockholders’ tax basis will carry over to their investment in KYN.

Q: What will happen to the shares of KYN and KED that I currently own as a result of the Merger?

A: For KYN stockholders, your currently issued and outstanding shares of common and preferred stock of KYN will remain unchanged.

KED common stockholders will be issued shares of KYN common stock in exchange for your outstanding shares of KED common stock (see below for a description of how the exchange ratio is calculated). No fractional shares of KYN common stock will be issued in the Merger; instead KED stockholders will receive cash in an amount equal to the value of the fractional shares of KYN common stock that they would otherwise have received.

KED preferred stockholders will receive, on a one-for-one basis, newly issued KYN preferred shares having identical terms as the KED preferred shares you held immediately prior to the closing of the Merger.

Q: How is the exchange ratio determined?

A: The exchange ratio will be determined based on the relative NAVs per share of each company immediately prior to the closing of the Merger. As of February 14, 2018, KYN’s NAV per share was $19.06 and KED’s was $18.26. For illustrative purposes, if these were the NAVs on the day prior to closing of the Merger, then KED common stockholders would be issued approximately 0.96 shares of KYN for each share of KED.

Q: How will the NAVs utilized in calculating the exchange ratio be determined?

A: The NAV per share of each company will be calculated consistent with past practice (to be described in the joint proxy statement/prospectus). Such calculation shall include the impact of merger-related costs for each company.

Q: Is the Merger expected to be a taxable event for stockholders?

A: No. The Merger is intended to qualify as a tax-free reorganization for federal income tax purposes. This means it is expected that stockholders will recognize no gain or loss for federal income tax purposes as a result of the Merger, except that gain or loss may be recognized by KED common stockholders with respect to cash received in lieu of fractional shares of KYN common stock.

Q: Will I have to pay any sales load, commission or other similar fees in connection with the Merger?

A: You will pay no sales loads or commissions in connection with the Merger. However, the companies will bear the costs associated with the Merger. Costs will be allocated on a pro rata basis based upon each company’s net assets. Costs related to the Merger are currently estimated to be approximately $1.0 million or 0.04% of combined net assets, which equates to $0.9 million, or 0.7 cents per share, for KYN and $0.1 million, or 0.7 cents per share, for KED as of February 14, 2018. Of the total $1.0 million of estimated Merger costs, $0.6 million is related to out-of-pocket expenses, and $0.4 million is a write off of debt issuance cost, which is a non-cash expense.

Q: Who do we expect to vote on the Merger?

A: KED common and preferred stockholders are being asked to vote, together as a class, on the Merger. KED preferred stockholders will also vote on the Merger as a separate class.

Q: Why is the vote of KYN stockholders not being solicited in connection with the Merger?

A: Maryland law and the rules of the NYSE (on which KYN’s common stock is listed) only require KYN’s stockholders to approve a merger if the number of shares of KYN common stock to be issued in such merger will be, upon issuance, in excess of 20 percent of the number of shares of KYN common stock outstanding prior to the transaction. Based on the relative NAVs per share as of February 14, 2018, the number of shares of KYN common stock issued would be less than 10% of KYN’s currently outstanding shares.

Q: What happens if KED stockholders do not approve the Merger?

A: If KED stockholders do not approve the Merger, then the Merger will not take place.

Q: What is the timetable for the Merger?

A: The Merger is expected to take effect as soon as practicable once the stockholder vote and other customary conditions to closing are satisfied, which is expected to occur during the third fiscal quarter of 2018.

Q: What actions do I need to take at this time?

A: You do not need to do anything at this time. Additional information on the Merger will be contained in the proxy materials that are expected to be filed in the coming weeks.

Q: Where can I find more information?

A: You may contact Kayne Anderson Investor Relations toll-free at 877-657-3863 for further information. In addition, we will file a registration statement/proxy statement in the coming weeks, which will contain more information about the Merger as well as the proposals that KED stockholders will be asked to vote upon.

Q: Will anyone contact me?

A: After the proxy materials have been mailed to stockholders, you may receive a call from Kayne Anderson’s proxy solicitor to verify that you received your proxy materials, to answer any questions you may have about the proposals and to encourage you to authorize your proxy. We recognize the inconvenience of the proxy solicitation process and would not impose it on you if we did not believe that the matters being proposed were important. Once your vote has been registered with the proxy solicitor, your name will be removed from the solicitor’s follow-up contact list.

No assurance can be given that the anticipated positive impact of the Merger will be achieved. In addition, stockholders should fully read the joint proxy statement/prospectus, including the risk factors therein, when available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This document contains “forward-looking statements” as defined under the U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from either company’s historical experience and its present expectations or projections indicated in any forward-looking statements. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; MLP industry risk; leverage risk; valuation risk; interest rate risk; tax risk; and other risks discussed in each company’s filings with the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The companies undertake no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that either company’s investment objectives will be attained.

SAFE HARBOR STATEMENT: This document shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Contact:

KA Fund Advisors, LLC

877-657-3863

http://www.kaynefunds.com/